Exhibit 2

Media Release

1 November 2011

Westpac Group completes restructure of its NZ operating model

The Westpac Group today completed the previously announced restructure of its New Zealand operating model. The changes follow an independent review of the operating model in New Zealand and have been agreed with the Reserve Bank of New Zealand. On 1 November 2011, assets and liabilities associated with certain business activities formerly conducted by Westpac Banking Corporation New Zealand branch (NZ Branch) were transferred to Westpac’s New Zealand-incorporated subsidiary, Westpac New Zealand Limited (WNZL). The transfer occurred pursuant to the Westpac New Zealand Act 2011.

The following business activities were transferred to WNZL:

•      institutional customer deposits;

•      institutional customer transactional banking;

•      institutional customer lending (other than trade finance activities);

•      debt capital markets activities carried out in assisting corporates to obtain funding, such as customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond programmes;

•      corporate advisory; and

•      customer foreign currency accounts.

The NZ Branch has retained the following:

•      financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers; pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL; and trading of capital markets products and foreign exchange as principal;

•      global intra-group financing functions;

•      correspondent bank relationships;

•      debt securities team activities, such as arrangement of commercial paper and bond programmes; and

•      international business, including trade finance activities but excluding customer foreign currency accounts.

The net assets transferred had a book value of approximately NZ$1.1 billion as at 31 October 2011. In addition, WNZL is required to hold liquid assets for NZ regulatory purposes in connection with the transferred assets and liabilities. A portion of these liquid assets were acquired from the NZ Branch. These transactions were funded by an intra-group loan from the NZ Branch to WNZL of NZ$3.1 billion together with part of the proceeds of an issue of shares by WNZL to its parent company.

Ends

For Further Information

Andrew Bowden

Westpac Investor Relations

Ph: 02 8253 4008

Mob: 0438 284 863